As filed with the Securities and Exchange Commission on October 14, 2005.
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(RULE 13e-100)
TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER
(Amendment No. 5 )
VIALTA, INC.
(Name of the Issuer)
VIALTA, INC.
FRED S. L. CHAN
ANNIE M. H. CHAN
ANNIE M. H. CHAN TR UA 07-25-95, THE ANNIE M.H. CHAN LIVING TRUST
MEE SIM LEE & SUNG KOOK KIM & MYONG SHIN KIM TR UA DTD 12-21-87, THE DAVID Y.W. CHAN TRUST
MEE SIM LEE & SUNG KOOK KIM & MYONG SHIN KIM TR UA DTD 12-21-87, THE EDWARD Y.C. CHAN TRUST
MEE SIM LEE & SUNG KOOK KIM & MYONG SHIN KIM TR UA DTD 3-16-92, THE MICHAEL Y.J. CHAN TRUST
SHIU LEUNG CHAN & ANNIE M. H. CHAN GIFT TRUST DATED 11/20/92
EVERSHINE XVI, L.P.
EVERBRIGHT II, LLC
(Names of Persons Filing Statement)
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
92554D 30 6
(CUSIP Number of Class of Securities)

Fred Shiu Leung Chan 19770 Stevens Creek Blvd. Cupertino, CA 95014 (408) 863-7332	Didier Pietri Chief Executive Officer Vialta, Inc. 48461 Fremont Boulevard Fremont, California 94538 (510) 508-2000
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)
COPIES TO:

Robert B. Dellenbach, Esq. Fenwick & West LLP 275 Battery Street, Suite 1500 San Francisco, California 94111 (415) 875-2300	Barry Dastin, Esq. Kaye Scholer LLP 1999 Avenue of the Stars, Suite 1700 Los Angeles, CA 90067 (310) 788-1000
This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction. ☑

Calculation of Filing Fee
Transaction valuation*	Amount of filing fee

$18,418,643	$2,168
•	This calculation is based upon 0.0001177 multiplied by transaction valuation shown above. For purposes of calculation of this fee only, this transaction valuation is based on the aggregate number of securities to which the transaction applies multiplied by the per unit price or other underlying value of the transaction. For purposes of calculating the aggregate number of securities only, this number is based on (i) 51,043,665 shares of Vialta common stock outstanding and owned by stockholders (other than Victory Acquisition Corporation); and (ii) outstanding vested stock options to purchase an aggregate of 2,146,167 shares of Vialta common stock which will be cashed out in the merger. For purposes of calculating the per unit price, this price is based on the fact that (i) each outstanding share of common stock owned by stockholders (other than Victory Acquisition Corporation) will be converted into the right to receive $0.36 in cash, without interest, and (ii) each outstanding vested stock option to purchase shares of Vialta common stock (other than options to purchase shares of Vialta common stock held by Victory Acquisition Corporation, its officers, its directors and its stockholders) will be converted into the right to receive a cash payment equal to (a) the excess of $0.36 over the per share exercise price for the shares of common stock subject to such stock option, multiplied by (b) the number of shares of common stock underlying each such stock option.
☑	Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $2,168
Form or Registration No.: Schedule 14A
Filing Party: Vialta, Inc.
Date Filed: May 19, 2005
Neither the Securities and Exchange Commission nor any state securities commission has: approved or disapproved of the merger agreement or the proposed merger; passed upon the merits or fairness of the proposed merger; or passed upon the adequacy or accuracy of the disclosure contained in the accompanying proxy statement. Any representation to the contrary is a criminal offense.

Introduction
Item 15. Additional Information.
Item 16. Exhibits.
SIGNATURES

Introduction
     This Amendment No. 5 to Schedule 13E-3 (this “Final Amendment”) is being filed by (i) Vialta, Inc., a Delaware corporation and the issuer of the equity securities which are the subject of the Rule 13e-3 transaction (“Vialta”), (ii) Fred Shiu Leung Chan, former Chairman and Chief Executive Officer of Victory Acquisition Corp., a Delaware corporation (“Victory”), (iii) Annie M. H. Chan, spouse of Fred Shiu Leung Chan and a former stockholder of Victory, (iv) Annie M. H. Chan TR UA 07-25-95, The Annie M. H. Chan Living Trust, a former stockholder of Victory, (v) Mee Sim Lee & Sung Kook Kim & Myong Shin Kim TR UA DTD 12-21-87, The David Y.W. Chan Trust, a former stockholder of Victory, (vi) Mee Sim Lee & Sung Kook Kim & Myong Shin Kim TR UA DTD 12-21-87, The Edward Y.C. Chan Trust, a former stockholder of Victory, (vii) Mee Sim Lee & Sung Kook Kim & Myong Shin Kim TR UA DTD 3-16-92, The Michael Y.J. Chan Trust, a former stockholder of Victory, (viii) Shiu Leung Chan & Annie M. H. Chan Gift Trust Dated 11/20/92, a former stockholder of Victory, (ix) Evershine XVI, L.P., a former stockholder of Victory and (x) Everbright II, LLC, the general partner of Evershine XVI, L.P. The persons and entities listed in clauses (ii) through (ix) in this paragraph are referred to as the “Participating Stockholders”.
     On September 7, 2005, Vialta filed with the Securities and Exchange Commission (the “Commission”) a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the special meeting of stockholders of Vialta at which the stockholders of Vialta considered and voted upon a proposal to approve and adopt the merger of Victory with and into Vialta (the “Merger”) pursuant to that certain Agreement and Plan of Reorganization, dated as of March 28, 2005, by and between Victory and Vialta, as amended (the “Merger Agreement”).
     This Final Amendment amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule”) filed with the Commission on May 20, 2005, as thereafter amended by Amendments No. 1, 2, 3 and 4, filed with the Commission on July 7, 2005, July 20, 2005, August 18, 2005 and August 30, 2005, respectively. The purpose of this Final Amendment is to report the results of the Rule 13e-3 transaction pursuant to Rule 13e-3(d)(3). Victory is not a filing person of this Final Amendment because it was merged with and into Vialta upon consummation of the Merger and as a consequence, its separate corporate existence ceased.
     The information contained in this Schedule or the Proxy Statement concerning (i) Vialta was supplied by Vialta, and no other filing person takes responsibility for the accuracy of such information and (ii) each other filing person was supplied by such filing person, and Vialta takes no responsibility for the accuracy of such information.
Item 15. Additional Information.
     (b) Other Material Information. After receiving the requisite vote of the stockholders of Vialta to approve and adopt the Merger and the Merger Agreement at the Special Meeting on October 6, 2005, Vialta filed a Certificate of Merger with the Delaware Secretary of State on October 7, 2005. Pursuant to the filing of the Certificate of Merger and in accordance with the terms of the Merger Agreement, the Merger became effective and Victory was merged with and into Vialta, with Vialta surviving the Merger. As a result of the Merger:
•	All shares of Vialta common stock that were held immediately prior to the effective time of the Merger (1) in the treasury of Vialta, (2) by any wholly-owned subsidiary of Vialta, (3) by Victory or (4) by any of the Participating Stockholders were cancelled and retired without consideration payable therefor;

•	Each other share of Vialta common stock outstanding immediately prior to the effective time of the Merger (other than any share as to which a dissenting stockholder has perfected and not lost appraisal or dissenters’ rights under Delaware or California law, respectively, which share was converted into the right to receive such consideration as may be determined pursuant to applicable Delaware or California law) was converted into the right to receive $0.36 in cash without interest upon surrender and acceptance of the certificates for such shares by Vialta’s Exchange Agent;

•	Each share of Victory common stock outstanding immediately prior to the effective time of the Merger was converted into one share of Vialta, as the surviving corporation of the Merger, resulting in the Participating Stockholders’ owning all outstanding shares of Vialta common stock immediately after completion of the Merger; and

•	Each vested option to acquire Vialta common stock outstanding immediately prior to the effective time of the Merger (other than those held by Victory, its officers, directors, stockholders or affiliates) was cancelled and converted into the right to receive cash in respect of such stock option in an amount equal to the product of (A) the excess, if any, of the $0.36 per share merger consideration over the per share exercise price of such stock option, multiplied by (B) the number of vested shares subject to such stock option, without interest and net of any withholding taxes, subject to the option holder’s execution and delivery of a written consent on a form provided by Vialta’s Exchange Agent to the effect that the cash payment for such option is in full consideration for cancellation of such stock option.
In addition, as a result of the Merger, Vialta’s common stock ceased to be publicly traded. Vialta intends to request that the Commission deregister Vialta’s common stock under the Exchange Act, after which time Vialta will no longer file periodic reports with the Commission.
Item 16. Exhibits.

(a)(2)	Notice of Special Meeting of Stockholders, incorporated by reference to the Definitive Schedule 14A filed by Vialta, Inc. October 7, 2005.

(a)(3)	Definitive Proxy Statement, incorporated by reference to the Schedule 14A filed by Vialta, Inc. on October 7, 2005.

(a)(4)	Not applicable

(b)(1)	Additional Contribution Agreement dated March 28, 2005, incorporated by reference to Exhibit 5 of Schedule 13-D filed April 7, 2005.

(b)(2)	Pledge Agreement dated as of March 28, 2005 by and among Victory Acquisition Corp. and Vialta, Inc., incorporated by reference to Exhibit 4 of Schedule 13-D filed April 7, 2005.

(c)(1)	Opinion of Salem Partners LLC dated March 28, 2005 (included as Annex F to the definitive Proxy Statement, which is filed herewith as Exhibit (a)(3)).

(c)(2)	Presentation of Salem Partners LLC, dated March 28, 2005.*

(c)(3)	Liquidation Analysis of Needham & Company, Inc. presented at December 3, 2004 meeting of the board of directors.*

(c)(4)	Liquidation Analysis of Needham & Company, Inc. presented at December 14, 2004 meeting of the board of directors.*

(c)(5)	Presentation of Needham & Company, Inc. presented at July 27, 2004 meeting of the board of directors.*

(c)(6)	Presentation of Needham & Company, Inc. presented at October 26, 2004 meeting of the board of directors.*

(c)(7)	Presentation of Needham & Company, Inc. presented at January 24, 2004 meeting of the board of directors.*

(d)(1)	Agreement and Plan of Reorganization dated as of March 28, 2005 by and between Victory Acquisition Corp. and Vialta, Inc. (included as Annex A-1 to the definitive Proxy Statement, which is filed herewith as Exhibit (a)(3)).

(d)(2)	Voting Agreement dated as of March 28, 2005 by and among Victory Acquisition Corp. and Vialta, Inc., incorporated by reference to Exhibit 3 of Schedule 13-D filed April 7, 2005.

(d)(4)	Stock Contribution Agreement dated as of March 28, 2005 by and among Victory Acquisition Corp. and Vialta, Inc., incorporated by reference to Exhibit 2 of Schedule 13-D filed April 7, 2005.

(d)(5)	Amendment to Agreement and Plan of Reorganization dated as of August 2, 2005 by and among Victory Acquisition Corp. and Vialta, Inc. (included as Annex A-2 to the definitive Proxy Statement filed herewith as Exhibit (a)(3)).

(d)(6)	Amendment No. 2 to Agreement and Plan of Reorganization dated as of August 26, 2005 by and among Victory Acquisition Corp. and Vialta, Inc. (included as Annex A-3 to the definitive Proxy Statement filed herewith as Exhibit (a)(3)).

(f)	Dissenters’ rights of appraisal are described under the caption “Appraisal and Dissenters’ Rights” in Exhibit (a)(3) and set forth in Annex G and Annex H to the definitive Proxy Statement, which is filed herewith as Exhibit (a)(3).

(g)	Not applicable.

* Previously filed.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIALTA, INC., a Delaware corporation

By:	/s/ DIDIER PIETRI

Name:	Didier Pietri
Title:	Chief Executive Officer
Date:	October 14, 2005

FRED S.L. CHAN

By:	/s/ FRED S.L. CHAN

Date:	October 14, 2005

ANNIE M.H. CHAN

By:	/s/ ANNIE M.H. CHAN

Date:	October 14, 2005

ANNIE M.H. CHAN TR UA 07-25-95, THE ANNIE M.H. CHAN LIVING TRUST

By:	/s/ Annie M.H. Chan

Name:	Annie M.H. Chan
Title:	Trustee
Date:	October 14, 2005

MEE SIM LEE & SUNG KOOK KIM & MYONG SHIN KIM TR UA DTD 12-21-87, THE DAVID Y.W. CHAN TRUST

By:	/s/ Mee Sim Lee

Name:	Mee Sim Lee
Title:	Trustee
Date:	October 14, 2005

By:	/s/ Sung Kook Kim

Name:	Sung Kook Kim
Title:	Trustee
Date:	October 14, 2005

By:	/s/ Myong Shin Kim

Name:	Myong Shin Kim
Title:	Trustee
Date:	October 14, 2005

MEE SIM LEE & SUNG KOOK KIM & MYONG SHIN KIM TR UA DTD 12-21-87, THE EDWARD Y.C. CHAN TRUST

By:	/s/ Mee Sim Lee

Name:	Mee Sim Lee
Title:	Trustee
Date:	October 14, 2005

By:	/s/ Sung Kook Kim

Name:	Sung Kook Kim
Title:	Trustee
Date:	October 14, 2005

By:	/s/ Myong Shin Kim

Name:	Myong Shin Kim
Title:	Trustee
Date:	October 14, 2005

MEE SIM LEE & SUNG KOOK KIM & MYONG SHIN KIM TR UA DTD 3-16-92, THE MICHAEL Y.J. CHAN TRUST

By:	/s/ Mee Sim Lee

Name:	Mee Sim Lee
Title:	Trustee
Date:	October 14, 2005

By:	/s/ Sung Kook Kim

Name:	Sung Kook Kim
Title:	Trustee
Date:	October 14, 2005

By:	/s/ Myong Shin Kim

Name:	Myong Shin Kim
Title:	Trustee
Date:	October 14, 2005

SHIU LEUNG CHAN & ANNIE M. H. CHAN GIFT TRUST DATED 11/20/92

By:	/s/ Mee Sim Lee

Name:	Mee Sim Lee
Title:	Trustee
Date:	October 14, 2005

By:	/s/ Sung Kook Kim

Name:	Sung Kook Kim
Title:	Trustee
Date:	October 14, 2005

EVERSHINE XVI, L.P.

By:	/s/ Annie M.H. Chan

Name:	Annie M. H. Chan
Title:	For Everbright II, LLC (General Partner), As Managing Member
Date:	October 14, 2005

EVERBRIGHT II, LLC

By:	/s/ Annie M. H. Chan

Name:	Annie M. H. Chan
Title:	As Managing Member of General Partner for Evershine XVI, L.P.
Date:	October 14, 2005

By:	/s/ Fred Shiu Leung Chan

Name:	Fred Shiu Leung Chan
Title:	As Managing Member of General Partner for Evershine XVI, L.P.
Date:	October 14, 2005